--------------------------------------------------------------------------------
CUSIP No. 302563101            SCHEDULE 13D                 Page 1 of 15
--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Original Filing)

                           FPIC INSURANCE GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                    302563101
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                                 (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 302563101            SCHEDULE 13D                 Page 2 of 15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value Partners III, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
--------------------------------------------------------------------------------
            7. Sole Voting Power: 0
--------------------------------------------------------------------------------
            8. Shared Voting Power: 627,700
--------------------------------------------------------------------------------
            9. Sole Dispositive Power: 0
--------------------------------------------------------------------------------
            10. Shared Dispositive Power: 627,700
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            627,700
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 6.67%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 302563101            SCHEDULE 13D                 Page 3 of 15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Associates, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
--------------------------------------------------------------------------------
            7. Sole Voting Power: 0
--------------------------------------------------------------------------------
            8. Shared Voting Power: 627,700
--------------------------------------------------------------------------------
            9. Sole Dispositive Power: 0
--------------------------------------------------------------------------------
            10. Shared Dispositive Power: 627,700
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            627,700
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 6.67%
--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 302563101            SCHEDULE 13D                 Page 4 of 15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value LLC

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
--------------------------------------------------------------------------------
            7. Sole Voting Power: 0
--------------------------------------------------------------------------------
            8. Shared Voting Power: 627,700
--------------------------------------------------------------------------------
            9. Sole Dispositive Power: 0
--------------------------------------------------------------------------------
            10. Shared Dispositive Power: 627,700
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            627,700
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 6.67%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 302563101            SCHEDULE 13D                 Page 5 of 15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
            Joseph Stilwell

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a) [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) PF, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
--------------------------------------------------------------------------------
            7. Sole Voting Power: 0
--------------------------------------------------------------------------------
            8. Shared Voting Power: 627,700
--------------------------------------------------------------------------------
            9. Sole Dispositive Power: 0
--------------------------------------------------------------------------------
            10. Shared Dispositive Power: 627,700
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            627,700
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 6.67%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 302563101            SCHEDULE 13D                 Page 6 of 15
--------------------------------------------------------------------------------


Item 1.   Security and Issuer

      This Schedule 13D is being filed jointly by Stilwell Value Partners III, L.P., a Delaware limited partnership ("Stilwell Value Partners III"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners III and Stilwell Associates; and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively referred to as the "Group".

      This Schedule 13D relates to the common stock, par value $.10 per share ("Common Stock") of FPIC Insurance Group, Inc. ("Issuer"). The address of the principal executive offices of the Issuer is 225 Water Street, Suite 1400, Jacksonville, Florida 32202-5147. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

      (a)-(c) This statement is filed by Mr. Stilwell, with respect to the shares of Common Stock beneficially owned by him, including shares of Common Stock held in the names of Stilwell Value Partners III and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners III and Stilwell Associates.

      The business address of Stilwell Value Partners III, Stilwell Associates, Stilwell Value LLC and Mr. Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

      The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners III and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III, Stilwell Associates and certain other entities involving Mr. Stilwell.

      (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Mr. Stilwell is a citizen of the United States.

--------------------------------------------------------------------------------
CUSIP     No.      302563101      SCHEDULE      13D     Page     7     of     15
--------------------------------------------------------------------------------


Item 3.   Source and Amount of Funds or Other Consideration

      The amount of funds expended to date by Stilwell Value Partners III to acquire the 329,300 shares of Common Stock it holds in its name is $4,122,547. Such funds were provided in part from Stilwell Value Partners III's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

      The amount of funds expended to date by Stilwell Associates to acquire the 198,400 shares of Common Stock it holds in its name is $1,462,766. Such funds were provided in part from Stilwell Associate's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

      The amount of funds expended to date by Mr. Stilwell to acquire the 100,000 shares of Common Stock he holds in his name is $736,113. Such funds were provided in part from Mr. Stilwell's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

      All purchases of shares of Common Stock made by the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

      The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The members of the Group do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock. The members of Group intend to seek representation on the Issuer's Board of Directors.

      The members of the Group may, in the future, without limitation: (a) communicate and discuss their views with other shareholders and make proposals to the Issuer's Board and management regarding (i) representation on the Issuer's Board, (ii) repurchasing the Issuer's Common Stock, (iii) issuing equity (although the Group strongly opposes issuing equity below the Issuer's book value), (iv) considering a sale or merger of the Issuer, and/or (v) simplifying the Issuer's corporate and business structure; and/or (b) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action. Notwithstanding the foregoing, if at such time as the Common Stock's market price adequately reflects the value of the Issuer's assets, in the Group's opinion, the Group may dispose of its holdings of Common Stock irrespective of its having obtained Board representation, exercising any shareholder rights, or the Issuer's having taken steps to maximize shareholder value.

--------------------------------------------------------------------------------
CUSIP No. 302563101            SCHEDULE 13D                 Page 8 of 15
--------------------------------------------------------------------------------

      On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

      On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

      On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash estimated at $15.00 per share. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek representation on the Board or solicit proxies for use at the annual meeting.

      On February 23, 2001, certain members of the Group (the "Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery's assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the Schedule 13D was filed, Montgomery's Board amended its bylaws to require that nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a

--------------------------------------------------------------------------------
CUSIP No. 302563101            SCHEDULE 13D                 Page 9 of 15
--------------------------------------------------------------------------------

member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and (d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial  performance and maximize shareholder value. . . . [including]
a potential acquisition or merger." On June 13, 2001, the Group noticed its intention to nominate to Montgomery's Board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

      On June 14, 2001, certain members of the Group (the "Stilwell HCBB Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. If HCBB does not achieve this target, it has agreed to retain an investment banking firm to help it to evaluate alternatives to maximizing shareholder value. So long as HCBB achieves the target, the Stilwell HCBB Group has agreed, among other things, to refrain from soliciting proxies to elect an alternate slate to the Board and support the election of HCBB's nominees to its Board. On October 22, 2001, the Stilwell HCBB Group reported that HCBB named John G. Rich, Esq., the Stilwell HCBB Group's nominee, as its new director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares, and since the standstill agreement HCBB has announced and completed a number of 5% share repurchase programs. Since the filing of the Stilwell HCBB Group's Schedule 13D, and as of April 30, 2003, HCBB's outstanding share count has decreased by 32%.

      On December 15, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("OTFC"). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and it proposed that OTFC voluntarily place its nominees on the Board. OTFC rejected the Stilwell OTFC Group's proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect a Board nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group and it sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys' fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors alleging that one director had allegedly violated OTFC's residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed but the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2002, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq. to the Board of OTFC. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon's federal district court and moved to invalidate the Stilwell OTFC Group's proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an

--------------------------------------------------------------------------------
CUSIP No. 302563101            SCHEDULE 13D                 Page 10 of 15
--------------------------------------------------------------------------------

investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should use its excess capital to repurchase its shares at prices below book value. In the 5 months after the filing of the Stilwell OTFC Group's first proxy statement (i.e., from August 1, 2001 though December 31, 2001), OTFC repurchased approximately 15% of its shares.

      On October 12, 2001, at OTFC's Annual Meeting, OTFC's shareholders elected the Stilwell OTFC Group's candidate, Mr. Padrick, to a seat on the Board of Directors by a 2-1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Stilwell OTFC Group's director to the Board at the end of his current term, to maintain a seat for the Stilwell OTFC Group's director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group's expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC's Board and to support OTFC.

      On or about February 24, 2003, OTFC and FirstBank NW Corp. ("FBNW") announced the signing of a definitive agreement whereby OTFC and FBNW would be merged and, subject to adjustments at closing, FBNW would pay shareholders of OTFC either $22.00 or approximately 1.028 common shares of FBNW for each share of Common Stock. On March 3, 2002, the Stilwell OTFC Group announced that, having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares on the open market.

      On November 25, 2002, certain members of the Group (the "Stilwell ACAP Group") filed a Schedule 13D in connection with the common stock of American Physicians Capital, Inc. ("ACAP"). The Schedule 13D reported that on January 18, 2002, the Michigan Insurance Department approved the Stilwell ACAP Group's petition for permission to solicit proxies to elect two directors to ACAP's Board. On January 29, 2002, Stilwell Associates noticed its intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, the Stilwell ACAP Group entered into a three year standstill agreement with ACAP wherein, among other things, ACAP added the Stilwell ACAP Group's nominee, Spencer L. Schneider, Esq., to its Board. Additionally, ACAP agreed, subject to its Board's fiduciary duties and regulatory approval, to consider using a portion of its excess capital to repurchase the Company's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15.07% of its outstanding shares. The Stilwell ACAP Group's Schedule 13D reported that so long as such conduct is not inconsistent with any of the terms of the standstill agreement, the Stilwell ACAP Group may assert shareholder rights in the future with the intent to influence the policies of the ACAP, including, but not limited to, soliciting proxies or written consents from other shareholders of ACAP with respect to additional Board representation or other proposals for shareholder action.

      Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current plans to do so. Except as noted in this
Schedule 13D, no member of the Group has

--------------------------------------------------------------------------------
CUSIP No. 302563101            SCHEDULE 13D                 Page 11 of 15
--------------------------------------------------------------------------------

any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

      The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 9,415,548, reported as the number of outstanding shares as of March 20, 2003, on a Form 10-K dated March 27, 2003. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A) Stilwell Value Partners III

     (a)    Aggregate number of shares beneficially owned: 627,700 Percentage:
            6.67%

     (b) 1. Sole power to vote or to direct vote: 0 2. Shared power to vote or to direct vote: 627,700 3. Sole power to dispose or to direct the disposition: 0 4. Shared power to dispose or to direct disposition:
            627,700

  (c) The chart below sets forth all purchases of Common Stock which Stilwell Value Partners III has made in the last 60 days. Said purchases total 329,300 shares of Common Stock for a total purchase price of $4,122,547. Stilwell Value Partners III has made no sales of Common Stock in the last 60 days.

       ------------------------------------------------------------------
           Date      Number of Shares    Price Per Share    Total Cost
                                               ($)              ($)
       ------------------------------------------------------------------
        5/23/2003                10,000            11.0000    110,000.00
       ------------------------------------------------------------------
        5/27/2003                 5,000            10.5200     52,600.00
       ------------------------------------------------------------------
        5/28/2003                 5,000            10.4900     52,450.00
       ------------------------------------------------------------------
        5/30/2003                 9,100            11.0200    100,282.00
       ------------------------------------------------------------------
        5/27/2003                 5,000            10.5246     52,623.00
       ------------------------------------------------------------------
         6/4/2003                30,900            12.0200    371,418.00
       ------------------------------------------------------------------
         6/5/2003                 2,000            12.0000     24,000.00
       ------------------------------------------------------------------
         6/9/2003                 5,000            11.9700     59,850.00
       ------------------------------------------------------------------
        6/10/2003                 7,400            11.8700     87,838.00
       ------------------------------------------------------------------
        6/11/2003                15,200            11.8800    180,576.00
       ------------------------------------------------------------------
        6/12/2003                25,000            11.9500    298,750.00
       ------------------------------------------------------------------
        6/13/2003                 9,200            11.6000    106,720.00
       ------------------------------------------------------------------
        6/16/2003                 7,800            11.7600     91,728.00
       ------------------------------------------------------------------
        6/17/2003                 7,500            12.2400     91,800.00
       ------------------------------------------------------------------
        6/18/2003                20,000            12.7900    255,800.00
       ------------------------------------------------------------------
        6/19/2003                26,000            12.9700    337,220.00
       ------------------------------------------------------------------
        6/19/2003                11,100            12.9800    144,078.00
       ------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 302563101            SCHEDULE 13D                 Page 12 of 15
--------------------------------------------------------------------------------
       ------------------------------------------------------------------
        6/20/2003                14,600            12.9000    188,340.00
       ------------------------------------------------------------------
        6/20/2003                25,000            13.0000    325,000.00
       ------------------------------------------------------------------
        6/23/2003                21,100            13.0700    275,777.00
       ------------------------------------------------------------------
        6/24/2003                13,200            13.3800    176,616.00
       ------------------------------------------------------------------
        6/24/2003                10,000            13.2900    132,900.00
       ------------------------------------------------------------------
        6/25/2003                15,000            13.6800    205,200.00
       ------------------------------------------------------------------
        6/25/2003                 8,700            13.6300    118,581.00
       ------------------------------------------------------------------
        6/26/2003                20,000            13.7800    275,600.00
       ------------------------------------------------------------------
        6/26/2003                   500            13.6000      6,800.00
       ------------------------------------------------------------------

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

(B)   Stilwell Associates

     (a) Aggregate  number of shares  beneficially  owned:  627,700
         Percentage:  6.67%

     (b) 1. Sole power to vote or to direct  vote:  0
         2. Shared power to vote or to direct vote: 627,700
         3. Sole power to dispose or to direct the disposition: 0
         4. Shared power to dispose or to direct disposition: 627,700

     (c) Within the past 60 days, Stilwell Associates has made no purchases of Common Stock, and on May 14, 2003, Stilwell Associates sold 1,300 shares of Common Stock for $12.22 per share for a total price of $15,886.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C) Stilwell Value LLC

     (a) Aggregate  number of shares  beneficially  owned:  627,700
         Percentage:  6.67%

     (b) 1. Sole power to vote or to direct  vote:  0
         2. Shared power to vote or to direct vote: 627,700
         3. Sole power to dispose or to direct the disposition: 0
         4. Shared power to dispose or to direct disposition: 627,700

--------------------------------------------------------------------------------
CUSIP No. 302563101            SCHEDULE 13D                 Page 13 of 15
--------------------------------------------------------------------------------

     (c) Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III and Stilwell Associates.

(D)   Joseph Stilwell

     (a) Aggregate  number of shares  beneficially  owned:  627,700
         Percentage:  6.67%

     (b) 1. Sole power to vote or to direct  vote:  0
         2. Shared power to vote or to direct vote: 627,700
         3. Sole power to dispose or to direct the disposition: 0
         4. Shared power to dispose or to direct disposition: 627,700

     (c) Mr. Stilwell has made no purchases or sales of Common Stock within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Other than the Amended Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell Value Partners III and Stilwell Associates and managing and sole member of Stilwell Value LLC, as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

      See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits
        Exhibit No.      Description
            --           -----------
            1            Joint Filing Agreement

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2003

                                          STILWELL   VALUE  PARTNERS  III, L.P.


                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL ASSOCIATES, L.P.

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL VALUE LLC

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          JOSEPH STILWELL

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          Joseph Stilwell